Exhibit 16.1
May 15, 2026
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Commissioners:
We have read the statements made by Dream Finders Homes, Inc. (copy attached), which we understand will be filed with the Securities and Exchange Commission, pursuant to Item 4.01 of Form 8-K of Dream Finders Homes, Inc. dated May 13, 2026. We agree with the statements concerning our Firm contained therein.
Very truly yours,
/s/ PricewaterhouseCoopers LLP
Jacksonville, Florida

Attachment

Item 4.01 Changes in Registrant’s Certifying Accountant.
(a) Dismissal of Independent Registered Public Accounting Firm
The Audit Committee of the Board of Directors (the “Audit Committee”) of Dream Finders Homes, Inc. (the “Company”) conducted a competitive process to determine the Company’s independent registered public accounting firm for the fiscal year ended December 31, 2026 and issued a Request for Proposal (“RFP”) to several qualified accounting firms, including PricewaterhouseCoopers LLP (“PwC”), the Company’s independent registered public accounting firm. As a result of this RFP process, following the review and evaluation of proposals from participating firms, on May 13, 2026 (the “Effective Date”), the Audit Committee dismissed PwC as the Company’s independent registered public accounting firm.
The audit reports of PwC on the Company’s consolidated financial statements as of and for the fiscal years ended December 31, 2025 and 2024 did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principles.
During the fiscal years ended December 31, 2025 and 2024, and in the subsequent interim period through the Effective Date, there were no: (1) “disagreements” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and PwC on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which, if not resolved to the satisfaction of PwC, would have caused PwC to make reference in their reports for such years, or (2) “reportable events” (as described in Item 304(a)(1)(v) of Regulation S-K).
The Company provided PwC with a copy of the disclosures contained in the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission (“SEC”) on May 13, 2026 (the “Form 8-K”) and requested that PwC furnish the Company with a letter addressed to the SEC stating whether or not it agrees with the statements contained therein. A copy of PwC’s letter, dated May 15, 2026, is included in Exhibit 16.1 to this Form 8-K.
(b) Engagement of New Independent Registered Public Accounting Firm
On May 13, 2026, the Audit Committee appointed KPMG LLP (“KPMG”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2026, effective immediately.
During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through the Effective Date, neither the Company nor anyone on its behalf consulted KPMG with respect to (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that KPMG concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue, or (b) any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a “reportable event” (as described in Item 304(a)(1)(v) of Regulation S-K).